NOTICE OF EXEMPT SOLICITATION SUBMITTED BY NON-MANAGEMENT

U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation under Rule 14a-103

Name of Registrant: Bank of America Corporation

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Vote Yes: Proposal 5 – Report on Risks of Politicized De-banking

Bowyer Research submits the following on behalf of Indigenous Advance Ministries:

No American should have to worry that their bank account will be closed or a payment denied because of their religious or political beliefs. Unfortunately, Bank of America has shown a disturbing trend of canceling conservative and religious groups, including mine. I am Steven Happ, Founder and President of Indigenous Advance Ministries. Indigenous Advance is based in Memphis, Tennessee and partners with Ugandan ministries to provide basic necessities for orphaned and vulnerable children, raise Christian families, and provide vital vocational skills training and mentorship to college students and young adults.

Leonard Crumpler and Bowyer Research highlighted my experience in Proposal 5, which would bring much needed transparency to discriminatory de-banking. Bank of America says it “does not make decisions regarding its client relationships on the basis of any client’s political viewpoint, religious affiliation, or other discriminatory characteristics.”1 My story says otherwise. And it is just one of many examples that point to political and religious discrimination by Bank of America against its customers.

Our ministry has operated since 2015 and has always used Bank of America for our deposit and credit accounts. In May 2023, Bank of America canceled our accounts with little warning. The bank sent a letter in late April stating my ministry was “operating in a business type we have chosen not to service.” It sent identical letters to a separate for-profit company, Indigenous Advance Customer Center, that employs Ugandans, and a domestic church, Servants of Christ, that operates in Memphis. The bank also sent supplemental letters to Indigenous Advance, saying that my ministry “no longer aligns with the bank’s risk tolerance.”

I repeatedly asked Bank of America employees for a specific reason these accounts had been closed, but the employees would only read from the previously sent notices. That is, until the international news outlet Daily Mail reached out several months later. The bank then publicly released its alleged reasons. It claimed that it closed the accounts because our ministry engaged in “debt collection” and operated internationally.2 Neither Indigenous Advance Ministries nor the church collect debts, and the church operates domestically. And I am highly skeptical that Bank of America would refuse to do business with any company or non-profit that has some overseas presence. Bank of America’s explanations don’t add up, were made to an international reporter instead of me, and have maligned the good name of our ministry.

We also were not the first religious group it canceled. In 2020, Bank of America sent a letter to Timothy Two Project International informing the Christian ministry that it was canceling its account because Timothy Two was “operating a business type we have chosen not to service.” Timothy Two trains pastors in over 65 countries in some of the most impoverished areas of the world,  held a Bank of America account since 2011, and had been in good standing with the bank the entire time.3

Another instance happened in 2021, when Bank of America sent a letter to Christian author, preacher, and podcaster Lance Wallnau informing him that it had frozen his account. The bank

1 Bank of America, 2024 Proxy Statement at 99, https://d1io3yog0oux5.cloudfront.net/_35880eb1469939cee12611dd4a6ef907/bankofamerica/db/867/10 038/proxy_statement/Bank+of+America+2024+Proxy+Statement.pdf.

2 Helena Kelly, EXCLUSIVE: Debanking row breaks out after Bank of America shuts down account for ultra-conservative Christian charity that serves impoverished Ugandans, Daily Mail (Aug. 22, 2023), https://www.dailymail.co.uk/yourmoney/banking/article-12417653/Debanking-row-breaks-Bank-America-shuts-account-ultra-conservative-Christian-charity-serves-impoverished-Ugandans.html.

3 Steve Curtis, Why is Bank of America canceling the accounts of religious organizations?, Washington Examiner (November 12, 2023), https://www.washingtonexaminer.com/?p=2748853.

told Wallnau it suspected his account was involved in money laundering and forced him to answer a series of invasive questions to lift the freeze on his account.4

This recently caused 15 state attorneys general5 and 15 state treasurers and other financial officers6 to write to Bank of America to express concern about its de-banking policies and practices. As those letters point out, Bank of America “is responsible for some of the worst known instances of debanking.”7 It also has a long history of politicizing its services with other groups, like gun manufacturers, distributors, and sellers; fossil fuel producers; contractors for the Immigration and Customs Enforcement Agency; and private prisons and related services.8

Everyone needs basic financial services to operate in today’s society. That is why the government has granted banks, particularly national ones like Bank of America, significant bailouts, other subsidies, and regulatory privileges.9 Politicizing financial services is contrary to those purposes and harms free speech and religious freedom. De-banking, and even the appearance of de-banking, also directly harms Bank of America’s shareholders because it alienates millions of its stakeholders and destroys its trust with the public.

But banks can engage in this kind of discrimination without consequence or even the need to explain themselves. To curb this, we need to bring these practices to light. For these reasons, I urge you to vote FOR Shareholder Proposal No. 5 on Bank of America’s 2024 Proxy.

Sincerely,

Steven Happ

Founder and President

Indigenous Advance Ministries

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

4 Steve Warren, Bank of America Freezes Ministry Account of Lance Wallnau in Latest Case of Banks Canceling Christians, CBN (March 13, 2023), https://www2.cbn.com/news/us/bank-america-freezes-ministry-account-lance-wallnau-latest-case-banks-canceling-christians.

5 Brianna Herlihy, GOP AGs put a major US bank on notice for alleged 'de-banking' of conservatives, Fox News (Apr. 15, 2024), https://www.foxnews.com/politics/gop-ags-put-major-u-s-bank-noticed-alleged-de-banking-conservatives.

6 Thomas Catenacci, State financial officers put Bank of America on notice for allegedly ‘de-banking’ conservatives, Fox News (Apr. 18, 2024), https://www.foxnews.com/politics/state-financial-officers-put-bank-of-america-on-notice-for-allegedly-de-banking-conservatives.

7 Office of the Kansas Attorney General, Multistate Attorney General Letter to Brian T. Moynihan at 2 (Apr. 15, 2024), https://ag.ks.gov/docs/default-source/documents/bank-of-america-letter.pdf.

8 Id. at 2-3.

9 Brian Knight and Trace Mitchell, Private Policies and Public Power: When Banks Act as Regulators within a Regime of Privilege, 13 NYU Journal of Law & Liberty 66 (2020), available at https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3466854.